Bachoco Will Invest In Processed Swine Business In Mexico

CELAYA, México, Nov. 29, 2019 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), leading producer and processor of poultry and other food products, announced today that an agreement has been reached on investing in the company Sonora Agropecuaria S.A. de C.V. "SASA", a swine processing and distributor company with operations in the states of Sonora and Jalisco.

SASA is one of the ten principle processors in Mexico. They have a production capacity of about 15,000 swine per week, having participation in the national and export markets.

Rodolfo Ramos, Bachoco's Chief Executive Officer, stated:
"This agreement will make synergies with our actual live swine business, while allowing us to accelerate our rhythm of growth and continue to move forward in the process of diversification on other animal proteins.

We will look to complete this process at the beginning of 2020 and capture the opportunities we have identified."

COMPANY DESCRIPTION
Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public Company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated Company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and other products. Bachoco owns and manages more than a thousand facilities, organized in nine productive complexes and 66 distribution centers in Mexico, and a productive complex in the United States. Currently the Company employs more than 27,000 people. The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER
The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.

Contact:
Maria Guadalupe Jaquez
+011-52-461-618-3555
maria.jaquez@bachoco.net